

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 29, 2012

<u>Via Email</u>
Eric S. Sprott
Chief Executive Officer
Sprott Physical Platinum & Palladium Trust
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada M5J 2J1

> **Re:** **Sprott Physical Platinum & Palladium Trust**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 2, 2012**
> **File No. 333-179017**

Dear Mr. Sprott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

<u>Enforceability of Civil Liabilities in the United States, page ii</u>

1.   Please revise your discussion as follows:

- Revise the caption to ensure it reflects all material jurisdictions, not just the United States;

- Make clear the extent that investors may originate actions in the in Canada;

- Include discussion of any arbitration clauses; and

- Clarify whether there are any applicable treaties or reciprocity between the United States and Canada.

Risk Factors and Disadvantages, page 3

2.   We note your added disclosure in response to comment 5 from our letter dated February 9, 2012. Please revise part (ii) of the second paragraph in this section to disclose the estimated amount of time between when a redemption request is submitted by a holder of Units and the receipt of physical platinum and palladium bullion by the redeeming holder of Units.

3.   We also note your added disclosure in part (iii) of the second paragraph. Please explain why the receipt of cash is viewed as disadvantage in this circumstance. In this regard, we note that the cash payout is 100% of the aggregate value of the NAV per Unit when the Trust does not have a plate or ingot of a particular metal in the appropriate size.

Redemption of Units for Physical Platinum and Palladium Bullion, page 6

4.   We note your response to comment 9 from our letter dated February 9, 2012 and your related revised disclosure. Please further revise to include an estimate of redemption expenses, as a percentage of the value of 25,000 units, using current value and expense estimates.

Summary of Fees and Expenses, page 12

5.   We note your response to comment 11 of our letter dated February 9, 2012 and we reissue in part our prior comment. In this section and the table on page 33, please list separately your offering expenses. For example, please disclose separately the fees described under "Operating Expense" that are to be paid to the Trustee, Manager, investment manager, the Mint, RBC Dexia, and the valuation agent. Also in the table on page 33, please describe how these fees are different from the expenses payable to such persons, the storage fees, and the custodian settlement fees. In addition, please explain the difference, if any, between the "Management Fee" that is listed as a separate type of fee from the management fee listed under the "Operating Expenses."

Because the Trust's physical palladium bullion will be held outside of North America…, page 18

6.   To the extent practicable, please revise to quantify the increased transportation costs due to the fact that the physical palladium bullion will be held at the Via Mat, rather than at a North American location.

The rights of Unitholders differ from those of shareholders of a corporation, page 25

7.   We note that you have provided examples of the differences between Unitholders and the statutory rights normally associated with the ownership of shares in an Ontario corporation. Please ensure that, here or elsewhere, you discuss all material differences between such investors and include further discussion of the differences between ownership in a United States corporation compared to an Ontario corporation as necessary.

Business of the Trust, page 30

Impact of Trust Expenses on Net Asset Value, page 35

8.   We note your response to comment 14 of our letter dated January 13, 2012 and your additional disclosure on pages 35-36. In footnote (1) to the table on page 36, you state that the table does not include one-time expenses associated with the initial offering of the units. Please discuss in greater detail how the offering expenses will affect an investor's investment, e.g., the percentage of offering expenses per share.

Conflicts of Interest of the Manager, page 54

9.   We note your response to comment 16 from our letter dated February 9, 2012. Please revise to reflect this in your disclosure. Please also consider adding applicable risk factor disclosure.

Underwriting, page 112

10.   We note your revised disclosure on page 113 in response to comment 22 from our letter dated February 9, 2012. Your disclosure discusses both past services and services that may be provided in the future and does not distinguish between the two. Please further revise to describe the other services that have been provided by the underwriters or their affiliates in the past, as well as the applicable fees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Eric S. Sprott
Sprott Physical Platinum and Palladium Trust
March 29, 2012
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

Cc: Anthony Tu-Sekine, Esq.
Seward & Kissel LLP